SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Smartsheet Inc.

(Name of Issuer)

Class A Common Stock, no par value

(Title of Class of Securities)

83200N103

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83200N103

1.	Names of Reporting Persons. Madrona Venture Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 20,367,516 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 20,367,516 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,367,516 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 29.8%
12.	Type of Reporting Person PN

CUSIP No. 83200N103

1.	Names of Reporting Persons. Madrona Venture Fund III-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 20,367,516 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 20,367,516 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,367,516 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 29.8%
12.	Type of Reporting Person PN

CUSIP No. 83200N103

1.	Names of Reporting Persons. Madrona Investment Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 20,367,516 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 20,367,516 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,367,516 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 29.8%
12.	Type of Reporting Person PN

CUSIP No. 83200N103

1.	Names of Reporting Persons. Madrona III General Partner, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 20,367,516 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 20,367,516 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,367,516 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 29.8%
12.	Type of Reporting Person OO (limited liability company)

CUSIP No. 83200N103

1.	Names of Reporting Persons. Madrona Venture Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 20,367,516 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 20,367,516 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,367,516 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 29.8%
12.	Type of Reporting Person PN

CUSIP No. 83200N103

1.	Names of Reporting Persons. Madrona Venture Fund IV-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 20,367,516 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 20,367,516 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,367,516 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 29.8%
12.	Type of Reporting Person PN

CUSIP No. 83200N103

1.	Names of Reporting Persons. Madrona Investment Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 20,367,516 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 20,367,516 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,367,516 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 29.8%
12.	Type of Reporting Person PN

CUSIP No. 83200N103

1.	Names of Reporting Persons. Madrona IV General Partner, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 20,367,516 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 20,367,516 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,367,516 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 29.8%
12.	Type of Reporting Person OO (limited liability company)

CUSIP No. 83200N103

1.	Names of Reporting Persons. Matt McIlwain
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 121,246
	6.	Shared Voting Power 20,367,516 (See Item 4)
	7.	Sole Dispositive Power 121,246
	8.	Shared Dispositive Power 20,367,516 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,488,762 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 30.0%
12.	Type of Reporting Person IN

CUSIP No. 83200N103

1.	Names of Reporting Persons. Tom A. Alberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 57,681
	6.	Shared Voting Power 20,367,516 (See Item 4)
	7.	Sole Dispositive Power 57,681
	8.	Shared Dispositive Power 20,367,516 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,425,197 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 29.9%
12.	Type of Reporting Person IN

CUSIP No. 83200N103

1.	Names of Reporting Persons. Paul Goodrich
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 145,706
	6.	Shared Voting Power 20,367,516 (See Item 4)
	7.	Sole Dispositive Power 145,706
	8.	Shared Dispositive Power 20,367,516 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,513,222 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 30.0%
12.	Type of Reporting Person IN

CUSIP No. 83200N103

1.	Names of Reporting Persons. Len Jordan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 12
	6.	Shared Voting Power 20,367,516 (See Item 4)
	7.	Sole Dispositive Power 12
	8.	Shared Dispositive Power 20,367,516 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,367,528 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 29.8%
12.	Type of Reporting Person IN

CUSIP No. 83200N103

1.	Names of Reporting Persons. Tim Porter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 46,115
	6.	Shared Voting Power 20,367,516 (See Item 4)
	7.	Sole Dispositive Power 46,115
	8.	Shared Dispositive Power 20,367,516 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,413,631 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 29.9%
12.	Type of Reporting Person IN

CUSIP No. 83200N103

1.	Names of Reporting Persons. Scott Jacobson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 22,484
	6.	Shared Voting Power 20,367,516 (See Item 4)
	7.	Sole Dispositive Power 22,484
	8.	Shared Dispositive Power 20,367,516 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,390,000 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 29.8%
12.	Type of Reporting Person IN

Item 1(a)	Name of Issuer:

Smartsheet Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

10500 NE 8th Street, Suite 1300

Bellevue, Washington 98004

Item 2 (a)	Name of Person Filing:

(1) Madrona Venture Fund III, L.P. (“MVF III”), (2) Madrona Venture Fund III-A, L.P. (“MVF III-A”), (3) Madrona Investment Partners III, L.P. (“MIP III”), (4) Madrona III General Partner, LLC (“MGP III”), (5) Madrona Venture Fund IV, L.P. (“MVF IV”), (6) Madrona Venture Fund IV-A, L.P. (“MVF IV-A”), (7) Madrona Investment Partners IV, L.P. (“MIP IV”), (8) Madrona IV General Partner, LLC (“MGP IV”) (collectively, the “Reporting Entities” and, each, a “Reporting Entity”), (9) Matt McIlwain, (10) Tom A. Alberg, (11) Paul Goodrich, (12) Len Jordan, (13) Tim Porter, and (14) Scott Jacobson (collectively the “Managing Directors” and, each, a “Managing Director”). The Reporting Entities and the Managing Directors are each referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is:

999 Third Avenue, 34th Floor

Seattle, WA 98104.

Item 2 (c)	Citizenship:

Each of MGP III and MGP IV is a Delaware limited liability company. Each of MVF III, MVF III-A, MIP III, MVF IV, MVF IV-A and MIP IV is a Delaware limited partnership. Each Managing Director is a citizen of the United States of America.

Item 2 (d)	Title of Class of Securities:

Class A Common Stock, no par value

Item 2 (e)	CUSIP Number:

83200N103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

☐ If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

MVF III is the record owner of 16,235,797 shares of the Issuer’s Class B Common Stock, no par value (“Class B Common Stock”), MVF III-A is the record owner of 648,592 shares of Class B Common Stock, MVF IV is the record owner of 3,396,564 shares of Class B Common Stock, and MFV IV-A is the record owner of 86,563 shares of Class B Common Stock (collectively, the “Entity Shares”). MIP III, as the general partner of MVF III and MVF III-A, and MGP III, as the general partner of MIP III, may be deemed to own the Entity Shares owned of record by MVF III and MVF III-A. MIP IV, as the general partner of MVF IV and MVF IV-A, and MGP IV, as the general partner of MIP IV, may be deemed to own the Entity Shares owned of record by MVF IV and MVF IV-A. As managing directors of MGP III and MGP IV, the Managing Directors may be deemed to own the Entity Shares. By virtue of their relationship as affiliated entities that have overlapping general partners and managing directors, each of the Reporting Entities may be deemed to share the power to direct the disposition and vote of the Entity Shares.

Each share of Class B Common Stock will convert into one share of the Issuer’s Class A Common Stock (a) at the option of the holder and (b) automatically upon (i) any transfer which occurs after the closing of the Issuer’s IPO, except for certain permitted transfers, or (ii) the date that is the earliest of (x) the date specified by a vote of the holders of not less than a majority of the outstanding shares of Class B Common Stock, (y) seven years from the effective date of the Issuer’s IPO (April 26, 2025) and (z) the date that the total number of shares of outstanding Class B Common Stock ceases to represent at least 15% of all outstanding shares of the Issuer’s common stock.

Mr. McIlwain is the record owner of 121,246 shares of Class A Common Stock. Mr. Alberg is the record owner of 57,681 shares of Class A Common Stock. Mr. Goodrich is the record owner of 145,706 shares of Class A Common Stock. Mr. Jordan is the record owner of 12 shares of Class A Common Stock. Mr. Porter is the record owner of 46,115 shares of Class A Common Stock. Mr. Jacobson is the record owner of 22,484 shares of Class A Common Stock.

(b)	Percent of class:

Based on 48,003,701 shares of Class A Common Stock outstanding (as reported in the Form 10-K filed by the Issuer on April 1, 2019), plus 20,367,516 shares of Class B Common Stock held by the Reporting Persons as of December 31, 2018, which are treated as converted into Class A Common Stock for the purpose of computing the percentage ownership of the Reporting Persons, the Reporting Persons may be deemed to be the beneficial owner of 29.8% of the Issuer’s Class A Common Stock, provided that (i) Mr. McIlwain may be deemed to be the beneficial owner of 30.0% of the Issuer’s

Class A Common Stock, (ii) Mr. Alberg may be deemed to be the beneficial owner of 29.9% of the Issuer’s Class A Common Stock, (iii) Mr. Goodrich may be deemed to be the beneficial owner of 30.0% of the Issuer’s Class A Common Stock, (iv) Mr. Jordan may be deemed to be the beneficial owner of 29.8% of the Issuer’s Class A Common Stock, (v) Mr. Porter may be deemed to be the beneficial owner of 29.9% of the Issuer’s Class A Common Stock, and (vi) Mr. Jacobson may be deemed to be the beneficial owner of 29.8% of the Issuer’s Class A Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Each Reporting Person disclaims beneficial ownership of the Entity Shares except to the extent of the Reporting Person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2019

MADRONA VENTURE FUND III, L.P.

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

MADRONA VENTURE FUND III-A, L.P.

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

MADRONA INVESTMENT PARTNERS III, L.P.

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

MADRONA III GENERAL PARTNER, LLC

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

MADRONA VENTURE FUND IV, L.P.

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

MADRONA VENTURE FUND IV-A, L.P.

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

MADRONA INVESTMENT PARTNERS IV, L.P.

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

MADRONA IV GENERAL PARTNER, LLC

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

/s/ Matt McIlwain
Matt McIlwain

/s/ Tom A. Alberg
Tom A. Alberg

/s/ Paul Goodrich
Paul Goodrich

/s/ Len Jordan
Len Jordan

/s/ Tim Porter
Tim Porter

/s/ Scott Jacobson
Scott Jacobson